500 Woodward Avenue, Suite 4000 Detroit, Michigan 48226-3425 Telephone: (313)223-3500 Facsimile: (313) 223-3598 http:// www.dickinsonwright.com

Verne C. Hampton II VHampton@dickinsonwright.com (313) 223-3546
November 2, 2006
Christian Windsor
Special Counsel
Financial Services Group
Securities and Exchange Commission
Washington, D.C. 20549-7010

Re:	Dearborn Bancorp, Inc.
Amendment No. 1 to
Registration Statement on Form S-3
Filed October 24, 2006
File No. 333-137542
Dear Mr. Windsor:
     On behalf of Dearborn Bancorp, Inc., a Michigan corporation (“Dearborn”), please find enclosed for filing with the Securities and Exchange Commission (the “Commission”) Amendment No. 2 to the Registration Statement. This letter is submitted by the undersigned in response to a letter dated October 30, 2006 (the “Comment Letter”) from the Staff of the Commission. The Registration Statement, as amended, reflects inclusion of the information and/or clarification requested in the Comment Letter (unless otherwise specifically noted below).
     The following response keys to the comments contained in the Comment Letter. We will also deliver to Jessica Livingston and Amanda Roberts a copy of this letter and a marked copy of the Registration Statement showing all changes to expedite your review. Page numbers in our response correspond to the EDGAR version of the Registration Statement.
General
1.	Please file updated consents for all audited financial statements included in your next filing, or alternatively tell us why an updated consent is not required.
RESPONSE:
An updated Consent of Independent Registered Public Accounting Firm is filed with Amendment No. 2.
Counsellors At Law
Detroit  Bloomfield  Hills  Lansing  Grand  Rapids  Ann  Arbor
Washington, D. C.

Dickinson Wright pllc
Christian Windsor
Special Counsel
Financial Services Group
Securities and Exchange Commission
November 2, 2006

Pro Forma Consolidated Balance Sheet, page 11
2.	We read your response to prior comment 5 of our letter dated October 19, 2006. Please tell us in your response letter whether you expect that there will be any differences between the assigned values of the intangible assets you will recognize in the acquisition for financial reporting purposes versus tax purposes as referenced in paragraphs 30 and 259-262 of SFAS 109. Please also revise your discussion in the filing to ensure that the taxable nature of the transaction is appropriately disclosed
RESPONSE:
Dearborn does not expect that there will be any differences between the assigned values of the intangible assets Dearborn will recognize in the acquisition for financial reporting purposes versus tax purposes.
     In response to the Staff’s comment, a sentence has been added as to the taxable nature of the transaction on pages 2 and 8.
Management’s Discussion and Analysis
Non-performing assets and allowance for loan losses, page 23
3.	We read your response to prior comment 7. Please further revise your disclosure to explain significant changes in the allocation of the allowance for loan losses. For example, we note the percentage allocation of the allowance for loan losses for commercial, financial and other loans decreased significantly during the six months ending June 30, 2006 compared to the year ending December 31, 2005, while the loan balances remained consistent as a percentage of the total portfolio.
RESPONSE:
In response to the Staff’s comment, a new paragraph has been added on page 24.
Counsellors At Law
Detroit  Bloomfield  Hills  Lansing  Grand  Rapids  Ann  Arbor
Washington, D. C.

Dickinson Wright pllc
Christian Windsor
Special Counsel
Financial Services Group
Securities and Exchange Commission
November 2, 2006

Financial Statement as of and for the six months ended June 30, 2006, and the year ended December 31, 2005
Note E — Goodwill and Other Intangible Assets, page F-9
4.	We read your response to the prior comment 11. In future filings, please include a disclosure of how you will assess impairment of intangible assets other than goodwill in your significant accounting policies footnote. Refer to paragraphs 12-13 of APB 22, which prescribe disclosure of policies which materially affect the determination of financial position, cash flows, or results of operations.
RESPONSE:
In response to the Staff’s comment, in future filings, Dearborn will include a disclosure of how it will assess impairment of intangible assets other than goodwill in its significant accounting policies footnote.
The last sentence on page F-9 of footnote A has been added regarding the foregoing.
General
Dearborn has indicated that it acknowledges:
•	that Dearborn is responsible for the adequacy and accuracy of the disclosure in this filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Dearborn may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Counsellors At Law
Detroit  Bloomfield  Hills  Lansing  Grand  Rapids  Ann  Arbor
Washington, D. C.

Dickinson Wright pllc
Christian Windsor
Special Counsel
Financial Services Group
Securities and Exchange Commission
November 2, 2006

     Please contact me at (313) 223-3546 or John Perkins at (313) 223-3491 if you have any questions.

Very truly yours,

Verne C. Hampton II
VCH/rjm
Enclosures
Counsellors At Law
Detroit  Bloomfield  Hills  Lansing  Grand  Rapids  Ann  Arbor
Washington, D. C.